UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AQUAMED TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Rick A. Werner, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2019

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1. Names of Reporting Persons David Stefansky
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,634,750
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,634,750
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,634,750
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 19.8% (1)
14. Type of Reporting Person (See Instructions) IN

(1)	Based upon 8,274,711 shares of common stock of the issuer, which consists of (i) 5,005,211 shares of common stock outstanding as of September 6, 2019, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the three months ended June 30, 2019, filed on September 9, 2019, by the issuer with the U.S. Securities and Exchange Commission and (ii) 3,269,500 shares of common stock issued pursuant to the Private Placement (as defined herein).

CUSIP No. N/A
1. Names of Reporting Persons Bezalel Partners LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,634,750
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,634,750
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,634,750
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 19.8% (1)
14. Type of Reporting Person (See Instructions) OO

(1)	Based upon 8,274,711 shares of common stock of the issuer, which consists of (i) 5,005,211 shares of common stock outstanding as of September 6, 2019, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the three months ended June 30, 2019, filed on September 9, 2019, by the issuer with the U.S. Securities and Exchange Commission and (ii) 3,269,500 shares of common stock issued pursuant to the Private Placement.

Item 1. Security and the Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of AquaMed Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2150 Cabot Blvd West, Suite B, Langhorne, PA 19047.

Item 2. Identity and Background

(a)        This Schedule 13D is jointly filed by and on behalf of each of David Stefansky and Bezalel Partners LLC, a Delaware limited liability company (“Bezalel,” and together with Mr. Stefansky, the “Reporting Persons”). Bezalel is the record and direct beneficial owner of 1,634,750 shares of the Common Stock covered by this Schedule 13D. Mr. Stefansky is the managing member of Bezalel, has sole voting power and sole dispositive power over the Common Stock owned by Bezalel and may be deemed to beneficially own the Common Stock owned by Bezalel.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b)        The principal business address of each of the Reporting Persons is 265 E. 66th St., Apt. 6C, New York, NY 10065.

(c)        The principal business of Bezalel is making investments in emerging growth companies. The principal occupation of Mr. Stefansky is serving as a director of the Issuer.

(d) and (e) During the last five years, no Reporting Person has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)        The place of organization of Bezalel is listed in paragraph (a) of this Item 2. Mr. Stefansky is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration

On September 10, 2019, Bezalel entered a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer and certain other accredited investors (together with Bezalel, the “Investors”). Pursuant to the Purchase Agreement, the Issuer agreed to sell to the Investors, and the Investors agreed to purchase, an aggregate of up to $175,000 of shares of Common Stock on the initial closing date (the “Initial Closing”), and an aggregate of up to $575,000 of shares of Common Stock on a subsequent closing date (the “Subsequent Closing”), at a price per share equal to $0.053525 (the “Per Share Purchase Price,” and such amounts in the aggregate, the “Purchase Price”) (the “Private Placement”). The Purchase Agreement provides that in the event that the Purchase Agreement is amended between Initial Closing and the Subsequent Closing to reduce the Per Share Purchase Price, then the Investors in the Initial Closing shall be entitled to receive from the Issuer additional shares of Common Stock, for no additional consideration, in an amount sufficient that the pro rata portion of the Purchase Price paid by such Investor hereunder for the shares of common stock purchased pursuant to the Purchase Agreement (collectively the “Shares”) then held, when divided by the total number of Shares acquired by such Investor at the Initial Closing plus such additional shares of Common Stock issued will equal the reduced Purchase Price.

The Purchase Agreement contains representations and warranties of the Investors and the Issuer that are typical for transactions of this type.

On September 10, 2019, the Initial Closing occurred, and Bezalel purchased 1,634,750 Shares at the Per Share Purchase Price.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Item 4. Purpose of Transaction

The Reporting Persons have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock of the Issuer or disposal of some or all of the Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or shareholders concerning, among other things, the Issuer’s performance, the market price of the shares of the Issuer’s stock relative to the value of the Issuer’s assets, potential financing options for the Issuer, the Issuer’s business strategy, potential transactions and other issues for the betterment of the Issuer. The Reporting Persons may have future discussion with the Issuer’s management and board of directors covering a broad range of subjects relative to performance, strategic direction, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a)  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Bezalel is the record and direct beneficial owner of 1,634,750 shares of the Common Stock covered by this Schedule 13D. Mr. Stefansky is the managing member of Bezalel, has sole voting power and sole dispositive power over the Common Stock owned by Bezalel and may be deemed to beneficially own the Common Stock owned by Bezalel.

(c)        Other than Bezalel’s purchase of 1,634,750 shares of Common Stock in the Private Placement, there were no transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons.

(d)        Not applicable.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described herein, none of the Reporting Persons have any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the Common Stock or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on September 25, 2019 by the Issuer with the SEC).
99.2	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2019	BEZALEL PARTNERS LLC

	By:	/s/ David Stefansky
	Name:	David Stefansky
	Title:	Managing Member

David Stefansky

/s/ David Stefansky